Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:       Sierra Wireless, Inc.

TSX:  SW

NASDAQ:  SWIR

July 30, 2009

Sierra Wireless Reports Second Quarter 2009 Results

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting second quarter 2009 results.

Our results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles.

“In the second quarter of 2009 we experienced solid revenue, record unit volume shipments, strong cash flow, significant improvement in gross margin and we achieved positive non-GAAP earnings from operations earlier than expected,” said Jason Cohenour, President and Chief Executive Officer.  “Gross margin improved 720 basis points sequentially, driven by product cost reductions and early synergy returns from our acquisition of Wavecom.  Our strong gross margin, combined with good cost management, drove better than expected non-GAAP earnings.  Additionally, we have started to experience some of the diversification benefits expected from our acquisition of Wavecom.  Customer concentration was reduced and our product line and geographical diversification improved during the quarter.

While executing on our business, we also completed our acquisition of 100% of the Wavecom shares and made good progress on our integration of the two companies.  We have announced a new-look executive team, implemented organizational structure changes, took significant cost reduction steps, captured early product cost synergies and leveraged our combined resources to secure OEM design wins representing market share gains.  Our integration is going well and is on track.

As we look forward, we are focused on continued strong business execution in a challenging environment and completing our successful integration with Wavecom. We remain confident that when the business environment strengthens, we will be well positioned with a broad and diversified product line, a long list of blue chip customers and partners, a strong global presence, a strong balance sheet and an excellent team.”

Q2 2009 Financial Results - GAAP

Our revenue for the second quarter of 2009 was $135.3 million, gross margin was $47.1 million, or 34.8% of revenue, operating expenses were $63.3 million, loss from operations was $16.2 million and our net loss was $5.9 million, or loss per share of $0.19.

Q2 2009 Financial Results — Non-GAAP

Our non-GAAP results exclude transaction costs related to Wavecom, restructuring costs, integration costs, stock based compensation expense, acquisition related amortization, and foreign exchange gains and losses related to the Wavecom acquisition.  Adjusting for these amounts, our non-GAAP results for Q2 2009 are as follows:

	Q2 2009			Q2 2008
(in millions of U.S. dollars)	Sierra Non-GAAP	Wavecom Non-GAAP	Consolidated Non-GAAP	Consolidated Non-GAAP

Revenue – GAAP and Non-GAAP	$101.9	$33.4	$135.3	$155.7

Gross margin – GAAP	$32.9	$14.2	$47.1	$43.2
Stock-based compensation	0.1	—	0.1	0.1
Gross margin – Non-GAAP	$33.0	$14.2	$47.2	$43.3

Earnings (loss) from operations – GAAP	$5.0	$(21.2)	$(16.2)	$14.4
Transaction costs	0.8	—	0.8	0.7
Restructuring costs	0.6	7.9	8.5	—
Integration costs	0.7	0.2	0.9	—
Stock –based compensation	2.0	0.6	2.6	1.7
Acquisition related amortization	0.6	5.6	6.2	0.9
Earnings from operations – Non-GAAP	$9.7	$(6.9)	$2.8	$17.7

Net earnings (loss) – GAAP			$(5.9)	$11.0
Transaction, restructuring, integration, stock-based compensation and acquisition amortization costs, net of tax			18.8	2.3
Unrealized foreign exchange gain			(11.0)	—
Non-controlling interest			(0.4)	—
Net earnings – Non-GAAP			$1.5	$13.3

Diluted earnings (loss) per share – GAAP			$(0.19)	$0.35
Diluted earnings per share – Non-GAAP			$0.05	$0.42

On a non-GAAP basis, results for the second quarter of 2009, relative to guidance provided on April 30, 2009 are as follows:

Second quarter revenue for 2009 of $135.3 million was lower than our guidance of $139.0 million. Our earnings from operations were $2.8 million, better than our guidance of a loss from operations of $2.0 million.  Our net earnings of $1.5 million, or diluted earnings per share of $0.05, were better than our guidance of a net loss of $2.0 million, or loss per share of $0.06.

On a non-GAAP basis, results for the second quarter of 2009, compared to the second quarter of 2008 are as follows:

Second quarter revenue decreased by 13% to $135.3 million in 2009, compared to $155.7 million for the same period in 2008. Gross margin for the second quarter of 2009 was 34.9% of revenue, compared to 27.8% for the same period in 2008. Operating expenses were $44.5 million and earnings from operations were $2.8 million in the second quarter of 2009, compared to $25.7 million and $17.7 million, respectively, in the same period of 2008. Net earnings for the second quarter of 2009 were $1.5 million, or diluted earnings per share of $0.05, compared to net earnings of $13.3 million, or diluted earnings per share of $0.42, in the same period of 2008.  Our weighted average shares outstanding used in calculating earnings per share decreased to 31.1 million in the second quarter of 2009 from 31.5 million in the prior year because we repurchased shares under our normal course issuer bid.

On a non-GAAP basis, results for the second quarter of 2009, compared to the first quarter of 2009 are as follows:

Revenue for the second quarter of 2009 increased by 21% to $135.3 million, compared to $111.4 million in the first quarter of 2009. Gross margin was 34.9% of revenue in the second quarter of 2009, compared to 27.7% in the first quarter of 2009. Operating expenses were $44.5 million and earnings from operations were $2.8 million in the second quarter of 2009, compared to $28.6 million and $2.2 million, respectively, in the first quarter of 2009. Net earnings for the second quarter of 2009 was $1.5 million, or diluted earnings per share of $0.05, compared to $1.8 million, or diluted earnings per share of $0.06 in the first quarter of 2009.

Our balance sheet remains strong, with $131.5 million of cash, cash equivalents and short-term investments at June 30, 2009.  In the second quarter of 2009, we generated $18.5 million of cash from operations on a GAAP basis.

Acquisition Synergies and Cost Reduction Plans

We are implementing an action plan that we expect will capture significant product and operating cost savings independent of the acquisition of Wavecom, as well as revenue, product cost and operating expense synergies resulting from the acquisition of Wavecom.

With respect to operating expenses, we have already implemented several cost reduction activities which have been previously disclosed.  We believe that our expense reduction plan will enable us to achieve quarterly non-GAAP operating expenses of approximately $40.0 million in Q1 2010.  This cost structure target represents a quarterly reduction of $8.9 million from the pre-acquisition combined Q4 2008 non-GAAP operating expenses of Wavecom and Sierra Wireless of $48.9 million.  The estimated $36.0 million annualized non-GAAP cost savings is driven by a combination of cost synergies resulting from the acquisition of Wavecom, as well as cost reduction activities that are independent of the combination.

With respect to product cost, we have already implemented synergy actions that have resulted in product cost savings.  Such actions include staff rationalization and common component supplier price negotiations.  We believe that additional product cost savings will be achieved over time through a combination of phased actions including manufacturing facility rationalization, consolidation of logistics activities, and product platform harmonization which increases component commonality.  We believe that these synergy actions will result in a per unit product cost reduction of approximately 3% - 4% by the end of 2010.

With respect to revenue, we believe that the improved market position of the combined company will result in incremental revenue gains over time.  As a combined company, we believe we have the broadest product portfolio and global technical support capability in our industry, as well as scale and product cost advantages relative to our peers.  We believe that these enhanced market position advantages have already resulted in OEM design wins that represent market share gains.

In the second quarter of 2009, we incurred a pre-tax charge of approximately $8.9 million related to the cost reduction initiatives already implemented.

Second Quarter and Recent Highlights Included:

•                  Our Sierra Wireless USB 598 modem for EV-DO Rev A networks was launched with Telus, which is the first CDMA operator using our TRU-Update feature, a managed service providing automatic firmware, driver and application updates.

•                  Our AirCard 402 for EV-DO Rev A networks, a 2-in-1 mobile broadband card designed to fit both PC card and ExpressCard slots, commenced commercial shipments and was launched by Sprint.

•                  Our new Q26 Elite Wireless CPU® for CDMA 1X passed all regulatory and interoperability testing and was approved for use on the Verizon Wireless, Sprint and Aeris networks. The Q26 Elite is ruggedized for extreme environmental conditions and supports GPS which makes it suitable for fleet management and tracking applications.

•                  We announced the availability of our new MC5728V embedded module for EV-DO Rev A networks, designed for integrating mobile broadband connectivity into a variety of devices, including notebook computers, networking equipment and industrial handheld devices.

•                  We announced a collaboration initiative with Meta System Spa to provide a platform for automotive telematics, with a focus on emergency calls, stolen vehicle tracking, remote diagnostics and fleet management.

•                  We announced that our ALEOS embedded software platform will be available on our MP line of rugged in-vehicle mobile routers.  With the addition of ALEOS, our MP product line will now share a common software platform with all of our AirLink gateways and routers, simplifying device management and support.

Acquisition of Wavecom S.A.

On December 2, 2008, we announced an all-cash offer to purchase all of the shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom S.A. (“Wavecom”), a global leader in wireless M2M solutions headquartered in Issy-les-Moulineaux, France.  The total value of the transaction was approximately €218 million, representing an enterprise value of approximately €85.5 million.  We made a cash offer of €8.50 per share of Wavecom, and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares (“ADSs”) representing Wavecom’s shares and all OCEANEs issued by Wavecom.

On February 27, 2009, we completed our acquisition of 90.57% of the voting rights of Wavecom.  Following a statutory re-opening of the tender offer and our purchase of Wavecom shares on the market, we increased our ownership of the voting rights of Wavecom from 90.57% to 95.4% and, on April 29, 2009, completed our acquisition of all of the remaining Wavecom shares and OCEANEs by way of a squeeze-out.  The Wavecom shares and OCEANEs have been delisted from the Euronext and the ADSs have been delisted from the Nasdaq.

Corporate

We announced changes to our leadership team that included the appointment of former Wavecom executives to our combined executive team.  The appointments include Didier Dutronc as Senior Vice President, Marketing, Philippe Guillemette as Senior Vice President, Advanced Technology, Pierre Teyssier as Senior Vice President, Engineering and Emmanuel Walckenaer as Senior Vice President and General Manager, Solutions and Services.

Financial Guidance

The following guidance for the third quarter of 2009 reflects our current business indicators and expectations. This guidance is presented on a non-GAAP basis, which excludes Wavecom transaction and integration costs, restructuring costs, stock-based compensation expense, acquisition amortization and foreign exchange on amounts related to the Wavecom acquisition.

Our guidance for the third quarter of 2009 reflects the uncertain macro economic environment.  Our guidance also includes some revenue contribution from expected new product launches and the uncertainties associated with these launches could affect our ability to achieve guidance.

Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

	Sierra	Wavecom	Consolidated
Q3 2009 Guidance	Non-GAAP	Non-GAAP	Non-GAAP

Revenue	$101.0 million	$34.0 million	$135.0 million
Earnings (loss) from operations	$8.2 million	$(6.2) million	$2.0 million
Net earnings			$2.0 million
Earnings per share			$0.06/share

Conference Call, Webcast and Instant Replay

We will host a conference call to review our results on Thursday, July 30, 2009 at 3:00 PM PDT, 6:00 PM EDT. You can participate in the conference call either via telephone or webcast. To participate in this conference call, please connect approximately ten minutes prior to the commencement of the call.

Telephone participation:

Please dial the following number:

1-800-732-9303   Passcode:  Not required

or

1-416-644-3414   Passcode:  Not required

Webcast:

We will also broadcast our conference call over the Internet. To access the web broadcast, click on this URL or enter:

http://w.on24.com/r.htm?e=157054&s=1&k=3EE3CB5BDE24423F291AFC57228B5251

This webcast event will be optimized for Microsoft Windows Media Player version 9. To download go to:

http://www.microsoft.com/windows/windowsmedia/download

The webcast will be available at the above link for 90 days following the call.

Should you be unable to participate, Instant Replay (audio) will be available following the conference call for 7 business days.

Audio only dial: 1-877-289-8525 or 1-416-640-1917

Passcode:  21309445#

We look forward to having you participate in our call.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private

Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements in this press release include all financial guidance for the third quarter of 2009, and all other disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR — TSX: SW) products connect people and machines to wireless networks around the world. We offer an advanced, comprehensive product line, addressing consumer, enterprise, original equipment manufacturer and specialized vertical industry markets.  We also offer a wide range of professional and operated services.  Our solutions are used for mobile computing, transportation, industrial M2M (machine-to-machine), enterprise, residential and consumer communications applications. For more information about Sierra Wireless, visit www.sierrawireless.com.

“AirCard” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1181

Website: www.sierrawireless.com

Email: investor@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in thousands of United States (“U.S.”) dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”))

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Revenue	$135,348	$155,698	$246,755	$297,647
Cost of goods sold	88,222	112,490	168,919	215,104
Gross margin	47,126	43,208	77,836	82,543

Expenses:
Sales and marketing	15,035	7,928	24,009	15,763
Research and development	22,923	14,063	37,937	27,832
Administration	9,769	5,601	15,843	10,685
Acquisition costs	804	—	7,326	—
Restructuring	8,869	—	10,595	—
Integration	936	—	1,190	—
Amortization	5,001	1,212	7,421	2,493
	63,337	28,804	104,321	56,773
Earnings (loss) from operations	(16,211)	14,404	(26,485)	25,770

Foreign exchange gain (loss)	10,957	(55)	1,034	570
Other income (expense)	(10)	1,324	(4,032)	3,158
Earnings (loss) before income taxes	(5,264)	15,673	(29,483)	29,498
Income tax expense	1,229	4,702	962	8,850
Net earnings (loss) before non-controlling interest	(6,493)	10,971	(30,445)	20,648
Net loss attributable to the non-controlling interest	(622)	—	(909)	—
Net earnings (loss)	(5,871)	10,971	(29,536)	20,648
Retained earnings (deficit), beginning of period	(2,392)	(30,925)	21,273	(40,602)
Deficit, end of period	$(8,263)	$(19,954)	$(8,263)	$(19,954)

Earnings (loss) per share:
Basic	$(0.19)	$0.35	$(0.95)	$0.66
Diluted	$(0.19)	$0.35	$(0.95)	$0.66

Weighted average number of shares (in thousands):
Basic	31,032	31,371	31,032	31,356
Diluted	31,032	31,512	31,032	31,469

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	June 30, 2009	December 31, 2008
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$112,983	$63,258
Restricted cash	—	191,473
Short-term investments	18,485	18,003
Accounts receivable	73,036	67,058
Inventories	27,346	33,031
Deferred income taxes	5,383	5,565
Prepaid expenses	17,307	6,233
	254,540	384,621

Fixed assets	36,263	22,935
Intangible assets	73,165	15,291
Goodwill	103,835	33,013
Deferred income taxes	2,074	2,296
Other	7,401	4,230
	$477,278	$462,386

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$54,749	$38,631
Accrued liabilities	54,730	47,568
Deferred revenue and credits	1,670	683
Current portion of long-term obligations	533	193
Current portion of obligations under capital leases	361	—
	112,043	87,075

Long-term obligations	1,424	316
Obligations under capital leases	317	—
Other long-term liabilities	34,640	14,789
Deferred income taxes	2,354	2,758

Shareholders’ equity:
Share capital	325,893	325,893
Treasury shares, at cost	(2,852)	(1,487)
Additional paid-in capital	13,804	12,518
Retained earnings (deficit)	(8,263)	21,273
Accumulated other comprehensive loss	(2,082)	(749)
	326,500	357,448
	$477,278	$462,386

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Cash flows from operating activities:
Net earnings (loss) for the period	$(6,493)	$10,971	$(30,445)	$20,648
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	11,620	4,028	18,366	7,799
Stock-based compensation	2,631	1,657	4,734	3,295
Deferred income taxes	5	(54)	—	(170)
Loss (gain) on disposal	(50)	(2)	(49)	73
Unrealized foreign exchange (gain) loss on restricted cash	(66)	—	15,653	—
Unrealized foreign exchange loss on term loan	—	—	1,215	—
Changes in operating assets and liabilities
Accounts receivable	15,317	2,434	34,175	(16,311)
Inventories	12,287	3,215	12,804	(1,924)
Prepaid expenses and other assets	(6,293)	2,115	(17)	2,967
Accounts payable	(8,437)	(11,867)	(17,517)	5,535
Accrued liabilities	(1,863)	2,124	(10,102)	9,354
Deferred revenue and credits	(204)	(15)	91	(171)
Net cash provided by operating activities	18,454	14,606	28,908	31,095

Cash flows from investing activities:
Business acquisition, net of cash acquired of $139,785	(19,575)	(35)	(26,493)	(35)
Acquisition of OCEANE convertible bonds	—	—	(104,767)	—
Decrease in restricted cash	29,543	—	175,820	—
Proceeds on disposal	96	2	96	2
Purchase of fixed assets	(4,343)	(5,110)	(6,819)	(10,019)
Increase in intangible assets	(453)	(595)	(1,480)	(884)
Purchase of short-term investments	(2,497)	(38,024)	(24,447)	(75,596)
Proceeds on maturity of short-term investments	23,591	69,723	24,060	115,920
Net cash provided by investing activities	26,362	25,961	35,970	29,388

Cash flows from financing activities:
Proceeds on issuance of term loan	—	—	102,716	—
Repayment of term loan	—	—	(103,931)	—
Financing costs	7	—	(3,914)	—
Issuance of common shares, net of share issue costs	—	607	—	684
Purchase of treasury shares for RSU distribution	—	(1,011)	(2,518)	(1,011)
Proceeds on exercise of Wavecom options	—	—	4,148	—
Repayment of long-term liabilities	(34)	(46)	(566)	(139)
Net cash used in financing activities	(27)	(450)	(4,065)	(466)

Effect of foreign exchange changes on cash and cash equivalents	(7,847)	—	(11,088)	—

Net increase in cash and cash equivalents	36,942	40,117	49,725	60,017
Cash and cash equivalents, beginning of period	76,041	103,524	63,258	83,624
Cash and cash equivalents, end of period	$112,983	$143,641	$112,983	$143,641